Exhibit 99.3

Cameco Corporation

2020 condensed consolidated interim financial statements

(unaudited)

April 30, 2020

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/20	Mar 31/19
Revenue from products and services	9	$345,553	$297,533
Cost of products and services sold		255,508	239,753
Depreciation and amortization		54,606	40,581

Cost of sales		310,114	280,334

Gross profit		35,439	17,199
Administration		33,711	35,822
Exploration		4,302	4,425
Research and development		754	1,682
Other operating expense (income)	7	(6,002)	1,770
Gain on disposal of assets		(16)	(310)

Earnings (loss) from operations		2,690	(26,190)
Finance costs	10	(18,937)	(28,906)
Gain (loss) on derivatives	16	(65,346)	18,220
Finance income		5,805	8,597
Share of earnings from equity-accounted investee	5	13,978	12,191
Other income (expense)	11	49,061	(1,762)

Loss before income taxes		(12,749)	(17,850)
Income tax expense	12	6,500	468

Net loss		$(19,249)	$(18,318)

Net loss attributable to:
Equity holders		(19,224)	(18,300)
Non-controlling interest		(25)	(18)

Net loss		$(19,249)	$(18,318)

Loss per common share attributable to equity holders:
Basic	13	$(0.05)	$(0.05)

Diluted	13	$(0.05)	$(0.05)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/20	Mar 31/19
Net loss		$(19,249)	$(18,318)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		(4,715)	184
Equity investment at FVOCI - net change in fair value - equity-accounted investee		—	(309)

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(61,342)	(13,639)

Other comprehensive loss, net of taxes		(66,057)	(13,764)

Total comprehensive loss		$(85,306)	$(32,082)

Other comprehensive income (loss) attributable to:
Equity holders		$(66,075)	$(13,758)
Non-controlling interest		18	(6)

Other comprehensive loss		$(66,057)	$(13,764)

Total comprehensive loss attributable to:
Equity holders		$(85,299)	$(32,058)
Non-controlling interest		(7)	(24)

Total comprehensive loss		$(85,306)	$(32,082)

[1]	Net of tax (Q1 2020 - $646; Q1 2019 - $(76))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/20	Dec 31/19
Assets
Current assets
Cash and cash equivalents		$1,066,019	$1,062,431
Short-term investments		169,345	—
Accounts receivable		229,352	328,044
Current tax assets		4,940	3,667
Inventories	3	347,637	320,770
Supplies and prepaid expenses		83,797	85,502
Current portion of long-term receivables, investments and other	4	5,115	6,564

Total current assets		1,906,205	1,806,978

Property, plant and equipment		3,654,140	3,720,672
Intangible assets		62,628	60,410
Long-term receivables, investments and other	4	626,324	630,131
Investment in equity-accounted investee	5	237,873	252,681
Deferred tax assets		950,596	956,376

Total non-current assets		5,531,561	5,620,270

Total assets		$7,437,766	$7,427,248

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		210,734	181,799
Current tax liabilities		1,513	6,290
Current portion of other liabilities	6	75,394	33,073
Current portion of provisions	7	53,883	56,248

Total current liabilities		341,524	277,410

Long-term debt		996,886	996,718
Other liabilities	6	186,882	153,927
Provisions	7	1,002,905	1,004,230

Total non-current liabilities		2,186,673	2,154,875

Shareholders’ equity
Share capital	8	1,862,749	1,862,749
Contributed surplus		234,563	234,681
Retained earnings		2,806,402	2,825,596
Other components of equity		5,624	71,699

Total shareholders’ equity attributable to equity holders		4,909,338	4,994,725
Non-controlling interest		231	238

Total shareholders’ equity		4,909,569	4,994,963

Total liabilities and shareholders’ equity		$7,437,766	$7,427,248

Commitments and contingencies [notes 7, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(19,224)	—	—	(19,224)	(25)	(19,249)
Other comprehensive income (loss)	—	—	—	(61,360)	(4,715)	(66,075)	18	(66,057)

Total comprehensive loss for the period	—	—	(19,224)	(61,360)	(4,715)	(85,299)	(7)	(85,306)

Share-based compensation	—	2,183	—	—	—	2,183	—	2,183
Restricted share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at March 31, 2020	$1,862,749	$234,563	$2,806,402	$15,754	$(10,130)	$4,909,338	$231	$4,909,569

Balance at January 1, 2019	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592
Net loss	—	—	(18,300)	—	—	(18,300)	(18)	(18,318)
Other comprehensive loss	—	—	—	(13,633)	(125)	(13,758)	(6)	(13,764)

Total comprehensive loss for the period	—	—	(18,300)	(13,633)	(125)	(32,058)	(24)	(32,082)

Share-based compensation	—	5,465	—	—	—	5,465	—	5,465
Stock options exercised	97	(16)	—	—	—	81	—	81
Restricted and performance share units released	—	(6,258)	—	—	—	(6,258)	—	(6,258)
Dividends	—	—	51	—	—	51	—	51

Balance at March 31, 2019	$1,862,749	$234,173	$2,773,072	$91,356	$(787)	$4,960,563	$286	$4,960,849

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/20	Mar 31/19
Operating activities
Net loss		$(19,249)	$(18,318)
Adjustments for:
Depreciation and amortization		54,606	40,581
Deferred charges		(1,205)	6,448
Unrealized loss (gain) on derivatives		64,830	(24,252)
Share-based compensation	15	2,183	5,465
Gain on disposal of assets		(16)	(310)
Finance costs	10	18,937	28,906
Finance income		(5,805)	(8,597)
Share of earnings in equity-accounted investee	5	(13,978)	(12,191)
Other operating expense (income)	7	(6,002)	1,770
Other expense (income)		(48,860)	1,762
Income tax expense	12	6,500	468
Interest received		5,144	8,379
Income taxes paid		(5,673)	(17,367)
Dividends from equity-accounted investee		15,388	—
Other operating items	14	115,318	67,490

Net cash provided by (used in) operations		182,118	80,234

Investing activities
Additions to property, plant and equipment		(18,802)	(9,922)
Decrease (increase) in short-term investments		(169,345)	125,369
Decrease in long-term receivables, investments and other		750	65,843
Proceeds from sale of property, plant and equipment		43	329

Net cash provided by (used in) investing		(187,354)	181,619

Financing activities
Interest paid		(72)	(15,417)
Lease principal payments		(640)	(705)
Proceeds from issuance of shares, stock option plan		—	16
Dividends returned		30	51

Net cash used in financing		(682)	(16,055)

Increase (decrease) in cash and cash equivalents, during the period		(5,918)	245,798
Exchange rate changes on foreign currency cash balances		9,506	(2,034)
Cash and cash equivalents, beginning of period		1,062,431	711,528

Cash and cash equivalents, end of period		$1,066,019	$955,292

Cash and cash equivalents is comprised of:
Cash		428,412	317,730
Cash equivalents		637,607	637,562

Cash and cash equivalents		$1,066,019	$955,292

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2020 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 5).

It also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018 (see note 17 for financial statement impact). Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 30, 2020.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2019 consolidated financial statements.

3.	Inventories

	Mar 31/20	Dec 31/19
Uranium
Concentrate	$217,065	$204,123
Broken ore	49,562	51,094

	266,627	255,217
Fuel services	77,922	62,701
Other	3,088	2,852

Total	$347,637	$320,770

Cameco expensed $258,807,000 of inventory as cost of sales during the first quarter of 2020 (2019 - $228,800,000).

4.	Long-term receivables, investments and other

	Mar 31/20	Dec 31/19
Investments in equity securities [note 16](a)	$19,058	$24,408
Derivatives [note 16]	10,346	10,504
Investment tax credits	95,474	95,474
Amounts receivable related to tax dispute [note 12]	303,222	303,222
Product loan(b)	176,904	176,904
Other	26,435	26,183

	631,439	636,695
Less current portion	(5,115)	(6,564)

Net	$626,324	$630,131

(a)

Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. There were no dividends recognized on any of these investments during the year.

	Mar 31/20	Dec 31/19
Investment in Denison Mines Corp.	$9,108	$13,292
Investment in UEX Corporation	6,503	7,253
Investment in Iso Energy Ltd.	1,555	1,481
Investment in GoviEx	1,500	2,000
Other	392	382

	$19,058	$24,408

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

5.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 18). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Mar 31/20	Dec 31/19
Cash and cash equivalents	$20,787	$16,699
Other current assets	114,606	139,324
Non-current assets	368,624	398,721
Current liabilities	(93,732)	(71,162)
Non-current liabilities	(52,619)	(41,508)

Net assets	$357,666	$442,074

	Mar 31/20	Mar 31/19
Revenue from products and services	$65,479	$30,319
Cost of products and services sold	(20,223)	(5,951)
Depreciation and amortization	(7,566)	(3,095)
Finance income	95	97
Finance costs	(296)	(1,629)
Other income (expense)	1,057	(1,472)
Income tax expense	(23,665)	(3,679)

Net earnings from continuing operations	14,881	14,590

Other comprehensive loss	—	(772)

Total comprehensive income	$14,881	$13,818

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Mar 31/20	Dec 31/19
Opening net assets	$442,074	$416,843
Total comprehensive income	14,881	111,094
Dividends declared	(64,457)	(66,369)
Impact of foreign exchange	(34,832)	(19,494)

Closing net assets	357,666	442,074
Cameco’s share of net assets	143,066	176,830
Consolidating adjustments(a)	(23,729)	(30,633)
Fair value increment(b)	90,990	91,697
Dividends declared but not received	25,783	13,859
Impact of foreign exchange	1,763	928

Carrying amount in the statement of financial position at March 31, 2020	$237,873	$252,681

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

6.	Other liabilities

	Mar 31/20	Dec 31/19
Deferred sales	$15,868	$17,418
Derivatives [note 16]	77,196	12,524
Accrued pension and post-retirement benefit liability	82,863	80,737
Lease obligation	11,480	12,869
Other	74,869	63,452

	262,276	187,000
Less current portion	(75,394)	(33,073)

Net	$186,882	$153,927

7.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,050,675	$9,803	$1,060,478
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(19,483)	—	(19,483)
Recognized in earnings	(6,002)	—	(6,002)
Provisions used during the period	(10,300)	(68)	(10,368)
Unwinding of discount	4,981	40	5,021
Impact of foreign exchange	27,142	—	27,142

End of period	$1,047,013	$9,775	$1,056,788

Current	52,027	1,856	53,883
Non-current	994,986	7,919	1,002,905

	$1,047,013	$9,775	$1,056,788

8.	Share capital

At March 31, 2020, there were 395,797,732 common shares outstanding. Options in respect of 8,566,336 shares are outstanding under the stock option plan and are exercisable up to 2027. For the three months ended March 31, 2020, there were no options exercised that resulted in the issuance of shares (2019 - 5,000).

9.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 17):

For the three months ended March 31, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$110,776	$53,010	$—	$163,786
Europe	103,955	38,715	3,371	146,041
Asia	33,532	2,194	—	35,726

	$248,263	$93,919	$3,371	$345,553

Contract type
Fixed-price	$91,430	$93,919	$3,371	$188,720
Market-related	156,833	—	—	156,833

	$248,263	$93,919	$3,371	$345,553

For the three months ended March 31, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$161,311	$56,146	$—	$217,457
Europe	34,654	23,144	—	57,798
Asia	11,008	3,293	7,977	22,278

	$206,973	$82,583	$7,977	$297,533

Contract type
Fixed-price	$64,475	$82,583	$4,757	$151,815
Market-related	142,498	—	3,220	145,718

	$206,973	$82,583	$7,977	$297,533

10.	Finance costs

	Three months ended
	Mar 31/20	Mar 31/19
Interest on long-term debt	$10,572	$18,985
Unwinding of discount on provisions	5,021	6,356
Other charges	3,344	3,565

Total	$18,937	$28,906

11.	Other income (expense)

	Three months ended
	Mar 31/20	Mar 31/19
Foreign exchange gains (losses)	48,860	(1,762)
Other	201	—

Total	$49,061	$(1,762)

12.	Income taxes

	Three months ended
	Mar 31/20	Mar 31/19
Earnings (loss) before income taxes
Canada	$21,693	$17,278
Foreign	(34,442)	(35,128)

	$(12,749)	$(17,850)

Current income taxes (recovery)
Canada	$(619)	$2,431
Foreign	536	1,382

	$(83)	$3,813
Deferred income taxes (recovery)
Canada	$2,607	$1,940
Foreign	3,976	(5,285)

	$6,583	$(3,345)

Income tax expense	$6,500	$468

Cameco has recorded $950,596,000 of deferred tax assets (December 31, 2019 - $956,376,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2013, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $5,700,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. It is uncertain whether CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and if these will require Cameco to make future remittances or provide security on receipt of the reassessments.

On September 26, 2018, the Tax Court of Canada (Tax Court) ruled in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the first three tax years under dispute, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years. We expect to recover any amounts remitted or secured as a result of the reassessments.

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. The hearing was held on March 4, 2020, and we anticipate that we will receive a decision in 2020.

We expect the Tax Court’s decision to be upheld on appeal. We expect any further actions regarding the tax years 2007 through 2013 will be suspended until the three years covered in the decision are finally resolved. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it reassessed the 2003 through 2013 tax years with. In that scenario, and including the $5,700,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,700,000,000 for the years 2003 through 2019, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at March 31, 2020 (December 31, 2019 - $303,222,000) (note 4). In addition to the cash remitted, we have provided $482,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

13.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2020 was 395,797,732 (2019 - 395,793,454).

	Three months ended
	Mar 31/20	Mar 31/19
Basic loss per share computation
Net loss attributable to equity holders	$(19,224)	$(18,300)
Weighted average common shares outstanding	395,798	395,793

Basic loss per common share	$(0.05)	$(0.05)

Diluted loss per share computation
Net loss attributable to equity holders	$(19,224)	$(18,300)
Weighted average common shares outstanding	395,798	395,793
Dilutive effect of stock options	—	575

Weighted average common shares outstanding, assuming dilution	395,798	396,368

Diluted loss per common share	$(0.05)	$(0.05)

14.	Statements of cash flows

	Three months ended
	Mar 31/20	Mar 31/19
Changes in non-cash working capital:
Accounts receivable	$113,329	$259,312
Inventories	(15,779)	(150,151)
Supplies and prepaid expenses	1,895	(3,226)
Accounts payable and accrued liabilities	38,449	(41,941)
Reclamation payments	(10,368)	(7,220)
Other	(12,208)	10,716

Other operating items	$115,318	$67,490

15.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,875,289 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. This condition was removed during the quarter for new grants. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of March 31, 2020, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,712,558 (December 31, 2019 - 1,465,618).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of March 31, 2020, the total number of RSUs held by the participants was 937,259 (December 31, 2019 - 443,274).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/20	Mar 31/19
Stock option plan	$386	$3,033
Performance share unit plan(a)	1,066	1,795
Restricted share unit plan	731	637

	$2,183	$5,465

(a)

In the fourth quarter of 2019, the PSU plan was amended to allow eligible participants to elect payout of their grants in cash or shares, provided they have met their share ownership requirements. As a result, this plan is now considered cash-settled for new grants. Expenses related to PSUs granted in previous years will continue to appear as equity-settled if certain assumptions related to the calculation of fair value are met.

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	283,426
Average strike price	$11.45
Expected forfeitures	13%
Weighted average grant date fair values	$11.45

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/20	Mar 31/19
Performance share unit plan	$2,932	$—
Restricted share unit plan(a)	87	—

	$3,019	$—

(a)

Due to the inclusion of a new group of participants in the RSU plan that are able to elect cash settlement, grants to this group will appear as an expense of a cash-settled plan. Grants to the original group of participants are still disclosed as an expense of an equity-settled plan.

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date Mar 1/20	Reporting date Mar 31/20	Grant date Mar 1/20
Number of units	636,570	1,712,558	423,180
Expected vesting	102%	108%	—
Average strike price	—	—	$11.45
Expected volatility(a)	—	44%	—
Risk-free interest rate(a)	—	0.4%	—
Expected life of option	3.0 years	1.8 years	—
Expected forfeitures	12%	11%	12%
Weighted average measurement date fair values	$11.45	$11.56	$11.45

(a)

During the quarter, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

16.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At March 31, 2020

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,066,019	$—	$1,066,019
Short-term investments	—	169,345	—	169,345
Accounts receivable	—	229,352	—	229,352
Derivative assets [note 4]
Foreign currency contracts	3,085	—	—	3,085
Interest rate contracts	7,261	—	—	7,261
Investments in equity securities [note 4]	—	—	19,058	19,058

	10,346	1,464,716	19,058	1,494,120

Financial liabilities
Accounts payable and accrued liabilities	—	210,734	—	210,734
Lease obligation	—	11,480	—	11,480
Derivative liabilities [note 6]
Foreign currency contracts	77,196	—	—	77,196
Long-term debt	—	996,886	—	996,886

	77,196	1,219,100	—	1,296,296

Net	(66,850)	245,616	19,058	197,824

At December 31, 2019

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,062,431	$—	$1,062,431
Accounts receivable	—	328,044	—	328,044
Derivative assets [note 4]
Foreign currency contracts	8,191	—	—	8,191
Interest rate contracts	2,313	—	—	2,313
Investments in equity securities [note 4]	—	—	24,408	24,408

	$10,504	$1,390,475	$24,408	$1,425,387

Financial liabilities
Accounts payable and accrued liabilities	$—	$181,799	$—	$181,799
Lease obligation	—	12,869	—	12,869
Derivative liabilities [note 6]
Foreign currency contracts	12,524	—	—	12,524
Long-term debt	—	996,718	—	996,718

	12,524	1,191,386	—	1,203,910

Net	$(2,020)	$199,089	$24,408	$221,477

Cameco has pledged $196,877,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2020

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$3,085	$—	$3,085	$3,085
Interest rate contracts	7,261	—	7,261	7,261
Investments in equity securities [note 4]	19,058	19,058	—	19,058
Current portion of long-term debt	—	—	—	—
Derivative liabilities [note 6]
Foreign currency contracts	(77,196)	—	(77,196)	(77,196)
Long-term debt	(996,886)	—	(1,157,205)	(1,157,205)

Net	$(1,044,678)	$19,058	$(1,224,055)	$(1,204,997)

As at December 31, 2019

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$8,191	$—	$8,191	$8,191
Interest rate contracts	2,313	—	2,313	2,313
Investments in equity securities [note 4]	24,408	24,408	—	24,408
Derivative liabilities [note 6]
Foreign currency contracts	(12,524)	—	(12,524)	(12,524)
Long-term debt	(996,718)	—	(1,111,923)	(1,111,923)

Net	$(974,330)	$24,408	$(1,113,943)	$(1,089,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.5% to 1.2% (2018 - 1.7% to 1.8%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/20	Dec 31/19
Non-hedge derivatives:
Foreign currency contracts	$(74,111)	$(4,333)
Interest rate contracts	7,261	2,313

Net	$(66,850)	$(2,020)

Classification:
Current portion of long-term receivables, investments and other [note 4]	$2,462	$4,144
Long-term receivables, investments and other [note 4]	7,884	6,360
Current portion of other liabilities [note 6]	(44,532)	(7,505)
Other liabilities [note 6]	(32,664)	(5,019)

Net	$(66,850)	$(2,020)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/20	Mar 31/19
Non-hedge derivatives
Foreign currency contracts	$(70,294)	$16,869
Interest rate contracts	4,948	2,662
Uranium contracts	—	(1,311)

Net	$(65,346)	$18,220

17.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $36,800,000 of care and maintenance costs during the first quarter of 2020 (2019 - $39,300,000), including $646,000 (2019 - $475,000) of severance costs.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended March 31, 2020

	Uranium	Fuel services	Other	Total
Revenue	$248,263	$93,919	$3,371	$345,553
Expenses
Cost of products and services sold	201,141	53,363	1,004	255,508
Depreciation and amortization	42,244	10,894	1,468	54,606

Cost of sales	243,385	64,257	2,472	310,114

Gross profit	4,878	29,662	899	35,439
Administration	—	—	33,711	33,711
Exploration	4,302	—	—	4,302
Research and development	—	—	754	754
Other operating income	(6,002)	—	—	(6,002)
Gain on disposal of assets	(12)	(4)	—	(16)
Finance costs	—	—	18,937	18,937
Loss on derivatives	—	—	65,346	65,346
Finance income	—	—	(5,805)	(5,805)
Share of earnings from equity-accounted investee	(13,978)	—	—	(13,978)
Other income	(201)	—	(48,860)	(49,061)

Earnings (loss) before income taxes	20,769	29,666	(63,184)	(12,749)
Income tax expense				6,500

Net loss				$(19,249)

For the three months ended March 31, 2019

	Uranium	Fuel services	Other	Total
Revenue	$206,973	$82,583	$7,977	$297,533
Expenses
Cost of products and services sold	181,202	52,327	6,224	239,753
Depreciation and amortization	28,864	9,925	1,792	40,581

Cost of sales	210,066	62,252	8,016	280,334

Gross profit (loss)	(3,093)	20,331	(39)	17,199
Administration	—	—	35,822	35,822
Exploration	4,425	—	—	4,425
Research and development	—	—	1,682	1,682
Other operating expense	1,770	—	—	1,770
Gain (loss) on disposal of assets	(342)	32	—	(310)
Finance costs	—	—	28,906	28,906
Gain on derivatives	—	—	(18,220)	(18,220)
Finance income	—	—	(8,597)	(8,597)
Share of earnings from equity-accounted investee	(12,191)	—	—	(12,191)
Other expense	—	—	1,762	1,762

Earnings (loss) before income taxes	3,245	20,299	(41,394)	(17,850)
Income tax expense				468

Net loss				$(18,318)

18.	Related parties

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At March 31, 2020, there was no balance outstanding as the loan was fully repaid in the third quarter of 2019. For the quarter ended March 31, 2019, Cameco recorded interest income of $1,002,000 relating to this balance.

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended March 31, 2020, Cameco had purchases from JV Inkai of $18,885,000 ($14,341,000 (US)) (2019 - $17,213,000 ($12,798,000 (US)).

19.	Subsequent event

On April 13, 2020, Cameco announced that it was extending the temporary production suspension, which was first announced on March 23, 2020, at the Cigar Lake uranium mine in northern Saskatchewan due to the effects of the global COVID-19 pandemic. In addition, on April 8, 2020, also a result of the COVID-19 pandemic, temporary operational changes at the fuel services division facilities in Ontario were announced. The impact to our financial results will be reflected in our financial statements for the second quarter.